Exhibit 21.1
COMPASS Pathways plc
List of Subsidiaries

Subsidiary	Jurisdiction

COMPASS Pathfinder Holdings Limited	England and Wales

COMPASS Pathfinder Limited	England and Wales

COMPASS Pathways, Inc.	New York